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                                  APPENDIX 2

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C., 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2000

                     PEACE ARCH ENTERTAINMENT GROUP INC.
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               (Translation of Registrant's name into English)

        #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                   (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F     [X]           Form 4-F     [ ]]

[Indicate by check mark whether the registrant by furninshing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [ ]          No     [X]

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )]
                                                 ---------------







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                               [PEACH ARCH LOGO]

                            FOR IMMEDIATE RELEASE

           PEACE ARCH ENTERTAINMENT PRODUCTION UPDATE -- JUNE 2000

INCREASED PROGRAMMING DELIVERIES TO POSITIVELY IMPACT FY2001 OPERATING RESULTS

VANCOUVER, British Columbia (June 2, 2000) -- Peace Arch Entertainment Group Inc., (AMEX: "PAE"; TSE; "PAE.A", "PAE.B"), which develops, produces and distributes proprietary content for worldwide television and the Internet, today announced its current production schedule.

THE IMMORTAL, a Peace Arch / Studio Eight (U.K.) co-production, is a 22-episode, one-hour action/sci-fi television series starring Larenzo Lamas (RENEGADE). THE IMMORTAL, a story of the eternal quest to conquer the forces of darkness, harnesses the action of MATRIX, highlighting Lamas' physical and athletic skills, the mysticism of THE HIGHLANDER and the intrigue of the X-FILES. Principal photography on the series commenced in Vancouver during May 2000, with episode 4 currently in production.

BIG SOUND (formerly "The Agency") is currently in pre-production, with Peace Arch having recently secured a key production facility for the series. BIG SOUND is a half-hour comedy set in a music talent agency that follows the day-to-day life of an agent in the throes of a mid-life crisis. The series will feature a barrage of cameos from prominent recording artists and film/television stars. Global Television has ordered the first season of 22 episodes, and the series is expected to go to camera at the end of June 2000.

Peace Arch is currently producing the third 22-episode season of its international hit sci-fi series FIRST WAVE. The initial 66 episodes of FIRST WAVE have been sold to USA Network's Sci-Fi Channel and to CHUM Television's Space -- The Imagination Station. Pearson Television International is distributing the series outside of North America, where it is currently airing in over 40 countries.

"We are extremely proud of the accomplishments of our team during the past twelve months," commented Tim Gamble, President of Peach Arch Entertainment Group. "Our primary production slate has increased from a single `big budget' proprietary television series to three exciting projects, and a number of additional opportunities are currently in development. With these new series we have also significantly expanded our U.S. and international relationships with television networks, distributors and creative talent."

"While we have achieved most of our corporate objectives for the year, production scheduling issues this spring have delayed the anticipated deliveries of certain episodes, from the final months of the current fiscal year into the first quarter of Fiscal 2001," stated Juliet Jones, Chief Financial Officer of the Company. "Primarily as a result, our revenue and earnings for the third and fourth quarters of Fiscal 2000 will fall short of analysts' expectations. At the present time, we expect to report a modest decline in revenue and lower earnings for the third quarter, when compared with the prior-year period. However, our third quarter results will be significantly better than our results in the second quarter of Fiscal 2000. An increase in revenue and earnings is currently anticipated for the fourth quarter, when compared with both the year-earlier period and the quarter ended May 31, 2000. The most significant impact of our expanded production schedule will become apparent with increased programming deliveries during each quarter of the fiscal year which begins September 1, 2000."

Peace Arch Entertainment Group Inc. develops and distributes proprietary television and Internet programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

     THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING

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     STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE
     STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

  Additional information on Peace Arch Entertainment Group can be accessed on the Internet at

                             www.peacearch.net
                             -----------------

                 For additional information, please contact:

                     Juliet Jones, CFO at (604) 681-9308
                Tina Baird, Media Relations at (604) 985-8991
                                      or
  R.J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or via
                                  e-mail at

                              info@rjfalkner.com.







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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Peace Arch Entertainment Group Inc.
                                          -----------------------------------
                                                    (Registrant)


Date June 2, 2000                      By /s/ W.D. CAMERON WHITE
     ------------                         -----------------------------------
                                                    (Signature)*
                                           W.D. Cameron White, CEO
--------------------------------
*Print the name and title under the signature of the signing officer.

                          GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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